PremierOil

Premier Oil plc
23 Lower Belgrave Street
London SW1W 0NR
www.premier-oil.com

Telephone +44 (0)20 7730 1111
Fax +44 (0)20 7730 4696
Email premier@premier-oil.com
Telex 918121

[redacted]

08001224

SEC
Mail Processing
Section

MAR 05 2008

Washington, DC
101

29th February 2008

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington DC 20549
UNITED STATES OF AMERICA

SUPPL

Dear Sirs

Premier Oil ~~plc~~ (f/k/a Premier Oil Group plc)
Rule 12g3-2(b) Exemption: File No. 82-34723

In accordance with Premier Oil plc's exemption from the disclosure requirements under Rule 12g3-2(b) of the Securities Exchange Act of 1934, please find enclosed the following press release dated 28th February 2008.

"New Production Sharing Contract Award - Vietnam"

Yours faithfully

PROCESSED
MAR 18 2008
THOMSON
FINANCIAL

Stephen Huddle
Company Secretary

Enc

PremierOil

Premier Oil plc
23 Lower Belgrave Street
London SW1W 0NR
www.premier-oil.com

Telephone +44 (0)20 7730 1111
Fax +44 (0)20 7730 4696
Email premier@premier-oil.com
Telex 918121

Press Release

PREMIER OIL PLC
("Premier")

New Production Sharing Contract award – Vietnam

Premier is pleased to announce the award by of a 50% operating interest in Block 104-109/05 on the western flank of the Song Hong Basin offshore of Northern Vietnam.

A joint study between Premier and Petrovietnam has identified numerous leads on Block 104-109/05 in water depths ranging from 20 metres to 60 metres. The PSC carries a firm work commitment of seismic acquisition plus one exploration well.

Mitsui Oil Exploration Company (MOECO) has a 50% interest in the Block 104-109/05 Joint Venture. Under a farm in agreement with Premier, MOECO will carry Premier on the first exploration well drilled on Block 104-109/05.

A location map of the block is available at www.premier-oil.com.

Simon Lockett, Chief Executive commented:

"Premier is building a new core business in Vietnam with oil field development underway on Block 12W, exploration drilling in Block 12W beginning in March and seismic acquisition in Block 07/03 commencing in July. The award of Block 104-109/05 adds significant prospectivity to Premier's Vietnam exploration portfolio."

28 February 2008

ENQUIRIES

Premier Oil plc	**Tel: 020 7730 1111**
Simon Lockett	
Tony Durrant	
Jamie Bassett	
Pelham PR	
James Henderson	**Tel: 020 7743 6673**
Gavin Davis	**Tel: 020 7743 6677**

END

Registered number: SC234781 Registered office: 4th Floor, Saltire Court, 20 Castle Terrace, Edinburgh EH1 2EN, United Kingdom